Points International Ltd. Reports Third Quarter 2014 Financial Results

– Revenues of $61.4 million, an increase of 13% year-over-year
– Adjusted EBITDA1 of $2.6 million, an increase of 12% year-over-year
– Net Income of $1.6 million, an increase of 36% year-over-year

Toronto, Canada, November 5, 2014 – Points (TSX: PTS; NASDAQ: PCOM), global leader in loyalty currency management, today announced results for the third quarter ended September 30, 2014.

“Points’ business is as strong as it’s ever been, the broader loyalty industry is healthy, and our outlook for the future is optimistic,” said Rob MacLean, CEO of Points. “Year-to-date revenues were up 43% driven by healthy organic growth and successful onboarding of new loyalty partners over the past 12 months. We have also become increasingly efficient at driving Adjusted EBITDA profitability. Year-to-date, Adjusted EBITDA expanded 58%, led by revenue and gross margin dollar growth.”

Mr. MacLean continued, “Since the start of 2014, we have launched 30 products and added 8 new partners to our loyalty commerce platform. We continue to deliver solid growth and are working on several exciting opportunities to further our successful track record of executing against our new partner and product pipeline. Despite this significant progress, our pipeline remains robust, and we are in advanced discussions with several potential new meaningful partners.”

“We are working hard to capture the massive long-term potential of the business, by developing our platform, onboarding new partners, and innovating the way in which the loyalty industry conducts business. In particular, we are pleased by the progress we have made to strengthen our loyalty commerce platform and to drive innovation in our core business. We are currently in the process of transitioning our core retailing products, and once migrated we expect to see a meaningful impact on the business as we leverage these new capabilities. In addition, we are enthused by our progress on the consumer side of the business. We will soon be re-launching our Points.com Loyalty Wallet on our new platform. While loyalty programs, financial services, digital wallets and online travel will be our initial focus, the green-field opportunity is tremendous. We will keep our investors posted on our progress,” Mr. MacLean concluded.

Third Quarter 2014 Financial Results
(Unless otherwise stated, all comparisons for the Third Quarter of 2014 are on a year-over-year basis)

Revenues totaled $61.4 million up 13% from $54.4 million. Principal revenues totaled $58.8 million, up 12% from $52.5 million. The year-over-year increase in principal revenues was largely due to the impact of new partners which have launched over the last twelve months.

Gross margin2 dollars totaled $10.2 million, or 17% of total revenue, compared to $8.7 million, or 16% of total revenue. The increase in gross margin dollars was driven by growth from existing partners and the impact of new partnerships launched over the last twelve months. As a percentage of revenue, gross margin reflects the relative mix of partner and product activity during the quarter. Year to date, and on a year-over-year basis, growth in gross margin dollars has been 28%.

________________________________________
1 Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization, and foreign exchange) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which Points believes to be the most directly comparable IFRS measure.

2 Gross Margin is defined as total revenues less the direct cost of principal revenues. Gross Margin is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross margin is not a recognized measure of profitability under IFRS.

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Adjusted EBITDA totaled $2.6 million up 12% from $2.3 million in the third quarter of 2013. Revenue and gross margin growth outpaced that of operating expenses, contributing to the strong year-over-year increase in Adjusted EBITDA.

Net income totaled $1.6 million, or $0.10 per diluted share, compared to a net income of $1.1 million or $0.07 per diluted share.

As of September 30, 2014, total funds available, comprised of cash and cash equivalents together with restricted cash and amounts with payment processors was $64.2 million. Net operating cash, which is defined as total funds available less amounts payable to loyalty program partners, was $19.9 million as of September 30, 2014. The Company remains debt free and is pleased with its overall financial position.

Third Quarter 2014 Business Metrics

	Q3/14	Q3/13	Q3/14 vs. Q3/13	Q2/14	Q3/14 vs. Q2/14
Total All Channels
Points/Miles Transacted (in 000s)	5,296,466	4,249,170	24.6%	5,811,085	-8.9%
No. of Points/Miles Transactions	617,952	500,204	23.5%	596,715	3.6%

Outlook

Taking into account the Company’s year-to-date performance and robust partner and product pipeline, while also considering the ongoing softness in Europe, Points is maintaining its financial guidance for the year ending December 31, 2014, as follows:

  Revenue is expected to grow in the range of 25% - 40% over 2013. This revenue range contemplates organic growth within Points’ existing business as well as the contribution from partners and products announced or launched since 2013.
  Adjusted EBITDA is expected to be in the range of $16 - $20 million, prior to making strategic investments.
  Strategic investments are expected to be in the range of $5-7 million for 2014.

Upcoming Investor Conferences

Management will be participating in one-on-one meetings at two upcoming investor conferences:

  2014 RBC Capital Markets' Technology, Internet, Media & Telecommunications Conference to be held November 10, 2014 at the Westin Times Square in New York City.
  Susquehanna Financial Group’s Get Carded II Conference on Tuesday, November 18, 2014, at the Hyatt Regency Embarcadero in San Francisco, CA.

Investor Conference Call

Points' conference call with investors will be held today at 4:30 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 407-0784 ten minutes prior to the start time. International dialers should call (201) 689-8560.

In addition, the call is being webcast and can be accessed at the Company's web site: www.pointsinternational.com and will be archived online upon completion of the call. A telephonic replay of the conference call will be available through November 19, 2014 by dialing (877) 870-5176 in the U.S. or Canada or (858) 384-5517 internationally and entering the conference ID 13591821.

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About Points

Points, publicly traded as Points International Ltd. (TSX: PTS; NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points’ solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where almost 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points’ unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world’s largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 4th largest Canadian software company and the 36th largest Canadian technology company by the 2014 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsBiz) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include, among other things, opportunities for new products and partners and incremental revenue, our guidance for 2014 with respect to revenue growth, Adjusted EBITDA expectations and reinvestment plans. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

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The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:
Addo Communications
Laura Bainbridge/Kimberly Esterkin
laurab@addocommunications.com; kimberlye@addocommunications.com
(310) 829-5400

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Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Reconciliation of Net Income to Adjusted EBITDA1
Expressed in thousands of United States
dollars

	For the 3 months ended		For the nine months ended

	September 30, 2014	September 30, 2013	September 30,	September 30,
			2014	2013

Net Income	$1,553	$1,145	$3,216	$1,315
Interest and other income	-	-	(5)	-
Income tax expense (recovery)	479	432	1,505	192
Depreciation and Amortization	481	803	1,569	2,570
Foreign Exchange loss (gain)	90	(50)	84	(46)
Adjusted EBITDA	$2,603	$2,330	$6,369	$4,031

Gross Margin2 Information
Expressed in thousands of United States
dollars

	For the 3 months ended		For the nine months ended

	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Total Revenue	$61,446	$54,441	$190,148	$133,283
Direct cost of principal revenue	51,259	45,707	160,886	110,481
Gross Margin	$10,187	$8,734	$29,262	$22,802
Gross Margin %	17%	16%	15%	17%

1 Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization, and foreign exchange) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which Points believes to be the most directly comparable IFRS measure.

2 Gross Margin is defined as total revenues less the direct cost of principal revenues. Gross Margin is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross margin is not a recognized measure of profitability under IFRS.

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Points International Ltd.
Condensed Consolidated Interim Balance Sheets

Expressed in thousands of United States dollars
(Unaudited)

As at	September 30,	December 31,
	2014	2013

ASSETS
Current assets
Cash and cash equivalents	$55,832	$64,188
Restricted cash	1,587	1,602
Funds receivable from payment processors	6,829	9,071
Accounts receivable	1,799	1,401
Prepaid expenses and other assets	2,574	2,210
Total current assets	$68,621	$78,472

Non-current assets
Property and equipment	1,838	2,092
Intangible assets	2,954	1,855
Goodwill	4,299	2,580
Deferred tax assets	4,395	5,966
Long-term investment	5,000	3,500
Other assets	711	547
Total non-current assets	$19,197	$16,540
Total assets	$87,818	$95,012

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities	$5,160	$4,783
Payable to loyalty program partners	44,394	56,111
Current portion of other liabilities	1,085	1,134
Total current liabilities	$50,639	$62,028

Non-current liabilities
Deferred tax liabilities	267	-
Other liabilities	325	437
Total non-current liabilities	$592	$437

Total liabilities	$51,231	$62,465

SHAREHOLDERS’ EQUITY
Share capital	58,288	58,693
Contributed surplus	11,491	10,381
Accumulated other comprehensive loss	(226)	(345)
Accumulated deficit	(32,966)	(36,182)
Total shareholders’ equity	$36,587	$32,547
Total liabilities and shareholders’ equity	$87,818	$95,012

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Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

	For the three months		For the nine months
	ended		ended
	September	September	September	September
	30, 2014	30, 2013	30, 2014	30, 2013
REVENUE
Principal	$58,787	$52,479	$182,857	$126,970
Other partner revenue	2,640	1,947	7,232	6,274
Interest	19	15	59	39
Total Revenue	$61,446	$54,441	$190,148	$133,283

EXPENSES
Direct cost of principal revenue	51,259	45,707	160,886	110,481
Employment costs	5,584	4,864	17,240	13,733
Marketing and communications	523	267	1,049	843
Technology services	308	214	807	772
Depreciation and amortization	481	803	1,569	2,570
Foreign exchange (gain) loss	90	(50)	84	(46)
Operating expenses	1,169	1,059	3,797	3,423
Total Expenses	$59,414	$52,864	$185,432	$131,776

OPERATING INCOME	$2,032	$1,577	$4,716	$1,507

Interest and other income	-	-	(5)	-
OPERATING INCOME BEFORE INCOME TAXES	$2,032	$1,577	$4,721	$1,507

Income tax expense	479	432	1,505	192
NET INCOME	$1,553	$1,145	$3,216	$1,315

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will subsequently be reclassified to profit or loss:
Gain (loss) on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $109 and $117, respectively, for the three and nine months ended September 30, 2014 (2013: expense of $45 and recovery of $111)	(304)	124	(325)	(308)
Reclassification to net income of loss (gain) on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $37 and $160, respectively, for the three and nine months ended September 30, 2014 (2013 – recovery of $44 and $60)	102	123	444	168
Other comprehensive income (loss) for the period, net of income tax	$(202)	$247	$119	$(140)

TOTAL COMPREHENSIVE INCOME	$1,351	$1,392	$3,335	$1,175

EARNINGS PER SHARE
Basic earnings per share	$0.10	$0.08	$0.21	$0.09
Diluted earnings per share	$0.10	$0.07	$0.21	$0.08

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to equity holders of the Company
Expressed in thousands of United States dollars	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total shareholders’
(Unaudited)		Surplus		losses on cash	other	deficit	equity
				flow hedges	comprehensi
					ve loss

Balance at December 31, 2013	$58,693	$10,381	$69,074	$(345)	$(345)	$(36,182)	$32,547
Net lncome	-	-	-	-	-	3,216	3,216

Other comprehensive income	-	-	-	119	119	-	119
Total comprehensive income	-	-	-	119	119	3,216	3,335
Effect of share option compensation plan	-	634	634	-	-	-	634
Effect of PSU and RSU compensation plan	-	690	690	-	-	-	690
Share issuances	326	(214)	112	-	-	-	112
Share capital held in trust	(731)	-	(731)	-	-	-	(731)
Balance at September 30, 2014	$58,288	$11,491	$69,779	$(226)	$(226)	$(32,966)	$36,587

Balance at December 31, 2012	$57,564	$10,105	$67,669	$(54)	$(54)	$(39,788)	$27,827
Net income	-	-	-	-	-	1,315	1,315

Other comprehensive loss	-	-	-	(140)	(140)	-	(140)
Total comprehensive loss	-	-	-	(140)	(140)	1,315	1,175
Effect of share option compensation plan	-	462	462	-	-	-	462
Effect of RSU compensation plan	-	358	358	-	-	-	358
Share issuances	1,544	(934)	610	-	-	-	610
Share capital held in trust	(595)	-	(595)	-	-	-	(595)
Balance at September 30, 2013	$58,513	$9,991	$68,504	$(194)	$(194)	$(38,473)	$29,837

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)

	For the three months		For the nine months
	ended		Ended
	September	September	September	September
	30, 2014	30, 2013	30, 2014	30, 2013

Cash flows from operating activities
Net income for the period	$1,553	$1,145	$3,216	$1,315
Adjustments for:
Depreciation of property and equipment	241	229	753	892
Amortization of intangible assets	240	574	816	1,678
Unrealized foreign exchange (gain) loss	(532)	455	(476)	165
Equity-settled share-based payment transactions	513	292	1,324	820
Deferred income tax expense	529	415	1,474	92
Unrealized net gain/loss on derivative contracts designated as cash flow hedges	(275)	335	162	(191)
Changes in non-cash balances related to operations, exclusive of effects of business combination	(6,060)	1,321	(10,802)	3,289
Net cash (used in) provided by operating activities	$(3,791)	$4,766	$(3,533)	$8,060

Cash flows from investing activities
Acquisition of property and equipment	(163)	(101)	(499)	(742)
Additions to intangible assets	(400)	(217)	(1,184)	(489)
Long-term investment	-	-	(1,500)	(2,500)
Acquisition of business, net of cash acquired	-	-	(1,511)	-
Changes in restricted cash, net of unrealized foreign exchange gain/loss	-	-	-	1,575
Net cash used in investing activities	$(563)	$(318)	$(4,694)	$(2,156)

Cash flows from financing activities
Proceeds from exercise of share options	25	240	112	610
Payment for share purchases	-	-	(731)	(595)
Net cash provided by (used in) financing activities	$25	$240	$(619)	$15

Net increase (decrease) in cash and cash equivalents	$(4,329)	$4,688	$(8,846)	$5,919
Cash and cash equivalents at beginning of the period	$59,614	$46,646	$64,188	$45,108
Effect of exchange rate fluctuations on cash held	547	(459)	490	(152)
Cash and cash equivalents at end of the period	$55,832	$50,875	$55,832	$50,875

Interest Received	$19	$15	$64	$42
Interest Paid	$-	$-	$-	$-

Taxes Received	$-	$-	$-	$-
Taxes Paid	$-	$14	$3	$53

Amounts paid and received for interest were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.